[MORGAN LETTERHEAD]



                                February 22, 1999

Dear Shareholder:

The Morgan Group, Inc. (the "Company") is offering to purchase up to 100,000 shares of its common stock at a price not greater than $10.00 nor less than $8.50 per share. The Company is conducting the Offer through a procedure commonly referred to as a "Dutch Auction." This procedure allows you to select the price within the specified price range at which you are willing to sell all or a portion of your shares to the Company. Alternatively, this procedure allows you to sell all or a portion of your shares to the Company at a price determined by the "Dutch Auction" process.

Based upon the number of shares tendered and the prices specified by the tendering shareholders, the Company will determine the single per share price within that range that will allow it to buy 100,000 shares (or such lesser number of shares that are properly tendered). All of the shares that are properly tendered at prices at or below that purchase price (and are not withdrawn) will -- subject to possible proration and provisions relating to the tender of "odd lots" -- be purchased for cash at that purchase price, net to the selling shareholder. All other shares that have been tendered and not purchased will be returned to the shareholder.

If you do not wish to participate in the Offer, you do not need to take any action.

The Offer is explained in detail in the enclosed Offer to Purchase and Letter of Transmittal. If you wish to tender your shares, instructions on how to tender shares are provided in the enclosed materials. I encourage you to read these materials carefully before making any decision with respect to the Offer. Neither the Company nor its Board of Directors makes any recommendation to any shareholder whether or not to tender any or all shares. Neither I nor any other director or executive officer intends to tender shares pursuant to the Offer.

Please note that the Offer is scheduled to expire at 12:00 Midnight, New York City time, on Friday, March 19, 1999, unless extended by the Company. Questions regarding the Offer should not be directed to the Company but should instead be directed to Corporate Investor Communications, Inc., the Information Agent, at
(888) 897-0079.

                                                          Sincerely,

                                                          THE MORGAN GROUP, INC.

                                                          /s/ Charles C. Baum
                                                          Chairman




           Executive Offices * 2746 Old U.S. 20 West * P.O. Box 1168
                         * Elkhart, Indiana 46515-1168
                      Area Code 219-295-2200 * 800-289-7565